UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): July 9, 2019

Social Capital Hedosophia Holdings Corp.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-38202	98-1366046
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

120 Hawthorne Avenue Palo Alto, California	94301
(Address of principal executive offices)	(Zip Code)

(650) 521-9007

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☑	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, $0.0001 par value, and one-third of one Warrant to purchase one Class A ordinary share	IPOA.U	New York Stock Exchange
Class A ordinary shares, $0.0001 par value per share	IPOA	New York Stock Exchange
Warrants to purchase Class A ordinary shares	IPOA.WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

 Item 1.01 Entry into a Material Definitive Agreement.

On July 9, 2019, Social Capital Hedosophia Holdings Corp., a Cayman Islands exempted company limited by shares (“SCH”), announced that it entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among Vieco 10 Limited, a company limited by shares under the laws of the British Virgin Islands (“V10”), Foundation Sub 1, Inc., a Delaware corporation and a direct wholly owned subsidiary of SCH (“Merger Sub A”), Foundation Sub 2, Inc., a Delaware corporation and a direct wholly owned subsidiary of SCH (“Merger Sub B”), Foundation Sub LLC, a Delaware limited liability company and a direct wholly owned subsidiary of SCH (“Merger Sub LLC” and collectively with Merger Sub A and Merger Sub B, the “Merger Subs”), TSC Vehicle Holdings, Inc., a Delaware corporation and an indirect wholly owned subsidiary of V10 (“Company A”), Virgin Galactic Vehicle Holdings, Inc., a Delaware corporation and an indirect wholly owned subsidiary of V10 (“Company B”), and VGH, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of V10 (“Company LLC” and collectively with Company A and Company B, the “Companies” and together with V10, “VG”).

Pursuant to the Merger Agreement, and subject to the approval of SCH’s shareholders, among other things: (i) prior to closing of the transactions contemplated by the Merger Agreement (the “Closing”), V10 and certain of its subsidiaries (including the Companies) shall consummate the restructuring transactions as contemplated by the Merger Agreement, pursuant to which Company A, Company B and Company LLC shall become, in each case, direct wholly-owned subsidiaries of V10, (ii) prior to the Closing, SCH shall domesticate as a Delaware corporation in accordance with Section 388 of the Delaware General Corporation Law, as amended, and the Cayman Islands Companies Law (2018 Revision) (the “Domestication”), (ii) at the Closing, upon the terms and subject to the conditions of the Merger Agreement, (x) in accordance with the DGCL, Merger Sub A will merge with and into Company A, the separate corporate existence of Merger Sub A will cease and Company A will be the surviving corporation and a wholly owned subsidiary of SCH (“Corp Merger A”), Merger Sub B will merge with and into Company B, the separate corporate existence of Merger Sub B will cease and Company B will be the surviving corporation and a wholly owned subsidiary of SCH (“Corp Merger B”) and (z) in accordance with Section 18-209 of the Delaware Limited Liability Corporation Act, as amended, Merger Sub LLC will merge with and into Company LLC, the separate company existence of Merger Sub LLC will cease and Company LLC will be the surviving company and a wholly owned subsidiary of SCH (the “LLC Merger” together with Corp Merger A and Corp Merger B, the “Mergers”), (iii) upon consummation of the Mergers, all of the equity interests of the Companies will be converted into the right to receive the number of shares of common stock, par value $0.0001 per share, of SCH (after its Domestication as a corporation incorporated in the State of Delaware) (the “SCH Common Stock”) equal to the quotient obtained by dividing (x) $1,300,000,000 by (y) $10.00 and (iv) upon the consummation of the Mergers, SCH shall immediately be renamed “Virgin Galactic Holdings, Inc.” The Closing is subject to the satisfaction or waiver of certain closing conditions contained in the Merger Agreement.

On July 9, 2019, SCH also announced entry into a Purchase Agreement (the “Purchase Agreement”), in connection with the transactions contemplated by the Merger Agreement, by and among SCH, Chamath Palihapitiya (the “CP Holder”) and V10, pursuant to which the CP Holder has agreed to, concurrently with the consummation of the Mergers, (i) purchase a number of shares of newly issued SCH Common Stock from SCH in exchange for cash to be retained by SCH, or (ii) at the option of V10, purchase a number of shares of SCH Common Stock from V10, which will reduce the number of shares purchased directly from SCH pursuant to clause (i), in each case, subject to the terms and conditions contemplated by the Purchase Agreement; provided that the aggregate number of shares of SCH Common Stock to be purchased by the CP Holder pursuant to the Purchase Agreement will, in any event, be equal to 10,000,000, and the price paid for such shares will be equal to $100,000,000.

On July 9, 2019, SCH also announced entry into a Support Agreement (the “Sponsor Support Agreement”), by and among SCH, SCH Sponsor Corp., a Cayman Islands exempted company and shareholder of SCH (the “Sponsor”), each officer and director of SCH, V10, Company A, Company B and Company LLC, pursuant to which the Sponsor and each officer and director of SCH agreed to, among other things, vote in favor of the Merger Agreement and the transactions contemplated thereby, in each case, subject to the terms and conditions contemplated by the Sponsor Support Agreement.

A copy of the Merger Agreement, Purchase Agreement and Sponsor Support Agreement will be filed by amendment on Form 8-K/A to this Current Report within four business days of the date hereof as Exhibit 2.1, Exhibit 10.1 and Exhibit 10.2, respectively, and the foregoing description of each of the Merger Agreement, Purchase Agreement and Sponsor Support Agreement is qualified in its entirety by reference thereto.

Item 7.01 Regulation FD Disclosure.

On July 9. 2019, SCH and VG issued a joint press release (the “Press Release”) announcing the execution of the Merger Agreement. The Press Release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Attached as Exhibit 99.2 and incorporated herein by reference is the investor presentation dated July 9, 2019, for use by SCH in meetings with certain of its shareholders as well as other persons with respect to SCH’s proposed transaction with VG, as described in this Current Report on Form 8-K.

The information in this Item 7.01, including Exhibit 99.1 and Exhibit 99.2, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of SCH under the Securities Act of 1933, as amended, or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report on Form 8-K will not be deemed an admission as to the materiality of any information of the information contained in this Item 7.01, including Exhibit 99.1 and Exhibit 99.2.

Additional Information and Where to Find It

This Current Report on Form 8-K relates to a proposed transaction between VG and SCH. This Current Report on Form 8-K does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. SCH intends to file a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”), which will include a document that serves as a prospectus and proxy statement of SCH, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all SCH shareholders. SCH also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of SCH are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by SCH through the website maintained by the SEC at www.sec.gov.

The documents filed by SCH with the SEC also may be obtained free of charge at SCH’s website at http://www.socialcapitalhedosophiaholdings.com/docs.html or upon written request to 120 Hawthorne Avenue Palo Alto, California 94301.

Participants in Solicitation

SCH and its respective directors and executive officers may be deemed to be participants in the solicitation of proxies from SCH’s shareholders in connection with the proposed transaction. Information about SCH’s directors and executive officers and their ownership of SCH’s securities is set forth in SCH’s Annual Report on Form 10-K filed with the SEC on March 18, 2019. To the extent that holdings of SCH’s securities have changed since the amounts reported in SCH’s Annual Report, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements Legend

This Current Report on Form 8-K contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between VG and SCH, including statements regarding the benefits of the transaction, the anticipated timing of the transaction and the products and markets and expected performance of VG. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of SCH’s securities, (ii) the risk that the transaction may not be completed by SCH’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by SCH, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Merger Agreement by the shareholders of SCH, the satisfaction of the minimum trust account amount following redemptions by SCH’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vi) the effect of the announcement or pendency of the transaction on VG’s business relationships, operating results, and business generally, (vii) risks that the proposed transaction disrupts current plans and operations of VG, (viii) the outcome of any legal proceedings that may be instituted against VG or against SCH related to the Merger Agreement or the proposed transaction, (ix) the ability to maintain the listing of SCH’s securities on the New York Stock Exchange, (x) changes in the competitive and highly regulated industries in which VG plans to operate, variations in operating performance across competitors, changes in laws and regulations affecting VG’s business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xii) the risk of downturns in the highly competitive and novel tourist spaceflight industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of SCH’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, the registration statement on Form S-4 discussed above and other documents filed by SCH from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and VG and SCH assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither VG nor SCH gives any assurance that either VG or SCH will achieve its expectations.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
99.1	Joint Press Release, dated as of July 9, 2019.
99.2	Investor Presentation, dated as of July 9, 2019.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Social Capital Hedosophia Holdings Corp.

Date: July 9, 2019	By:	/s/ Chamath Palihapitiya
	Name:	Chamath Palihapitiya
	Title:	Chief Executive Officer